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Via EDGAR

January 4, 2024

Ms. Aisha Adegbuyi

Ms. Tonya Aldave

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cheche Group Inc. (CIK No. 0001965473)
Response to the Staff’s Comments on
Amendment No. 1 to Registration Statement on Form F-1
Filed December 15, 2023
File No. 333-274806

Dear Ms. Adegbuyi and Ms. Aldave,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 26, 2023 on the Company’s amendment no.1 to the registration statement on Form F-1 (“Amendment No.1”) filed on December 15, 2023. Concurrently with the submission of this letter, the Company is filing the amendment no.2 to the to the registration statement on Form F-1 (“Amendment No.2”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No.2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.2.

Responses to the comments contained in the Staff’s letter dated December 26, 2023

Cover Page

1.	We note your disclosure in several places throughout your prospectus that “[you] are not required to complete the CSRC filing procedures and obtain the CSRC approval under the Overseas Listing Trial Measures in connection with the sale of Registered Securities as described in this prospectus, because the sale of Registered Securities does not involve the issuance of new securities of [y]our Company in addition to those previously included in our filing with the CSRC in connection with the Business Combination.” It appears that in the future you may issue new securities pursuant to the exercise of warrants. Please revise your disclosure to address the applicability of the Trial Measures to such securities or advise.

Response: The Company respectfully advises the Staff that, based on the advises of its PRC legal counsel, the Company is not required to complete the CSRC filing procedures and obtain the CSRC approval under the Overseas Listing Trial Measures in connection with the resale of Registered Securities because the resale of Registered Securities, including the Class A Ordinary Shares issuable from the exercise of Warrants, does not involve the issuance of new securities of the Company that have not been previously included in its filing with the CSRC in connection with the Business Combination. The Company has revised the disclosure on the cover page, pages 9, 37 and 49 of Amendment No.2.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

austin      beijing      boston      brussels      hong kong      london      los angeles      new york      palo alto
san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Risk Factors, page 17

2.	We note the risk factor on page 47 detailing the risk of non-compliance with the CSRC rules and regulations in connection with future overseas fund-raising activities. Please either include a separately captioned risk factor or revise this risk factor to describe material risks to investors if the CSRC approval is required for this resale registration statement, but you do not obtain such approval. In addition, update your disclosure on the cover page and page 9 accordingly.

Response: The Company has revised the relevant disclosure on page 49 to clarify that the Company is not required to complete the CSRC filing procedures and obtain the CSRC approval under the Overseas Listing Trial Measures in connection with the resale of Registered Securities because the resale of Registered Securities, including the Class A Ordinary Shares issuable from the exercise of Warrants, does not involve the issuance of new securities of the Company that have not been previously included in its filing with the CSRC in connection with the Business Combination. The Company has made conforming changes on the cover page and pages 9 and 37.

Exhibits

3.	Please have counsel revise the legality opinion filed as Exhibit 5.1 to opine that the warrants are binding obligations of the company. For guidance, refer to Section II.B.1.f of the Staff Legal Bulletin No. 19.

Response: The Company respectfully advises the Staff that the warrant opinion with respect to the binding obligations of the company has been filed as exhibit 5.2 to Amendment No.2.

***

If you have any questions regarding Amendment No.2, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.
Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP
Carl Scheuten, Partner, WithumSmith+Brown, PC